FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For September 2009
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: (011 31 70) 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Royal Dutch Shell plc (the “Registrant”) is filing the following exhibits on this Report on Form 6-K, each of which is hereby incorporated by reference:

Exhibit No.	Description
99.1	Announcement

This Report on Form 6-K is incorporated by reference into:
a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and

b)	the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

Royal Dutch Shell plc announces Board Committee changes
The Hague, 11 September 2009. The Board of Royal Dutch Shell today announced that Mr Hans Wijers steps down from the Corporate and Social Responsibility Committee and joins the Remuneration Committee where he will succeed Sir Peter Job as Chairman of that Committee with effect from 1 October 2009. Sir Peter will remain a member of the Committee until his retirement from the Board at the next Annual General Meeting in May 2010, at which time he will have served 9 years as a Non-Executive Director.
Lord Kerr of Kinlochard steps down from the Remuneration Committee and joins the Audit Committee to fill the vacancy arising from Mr Lawrence Ricciardi's resignation from the Audit Committee. Mr Lawrence Ricciardi joins the Nomination and Succession Committee until his retirement from the Board at the next Annual General Meeting, at which time he will have served 9 years as a Non-Executive Director.
Lord Kerr and Mr Nick Land will in addition to the other Board Committees also join the Corporate and Social Responsibility Committee.
All appointments and resignations are with immediate effect, except as stated otherwise.

Contacts
Shell Investor Relations:
Den Haag	Tjerk Huysinga	+31 70 377 3996 / +44 207 934 3856
New York	Harold Hatchett	+1 212 218 3112

Shell Media Relations:
International, US, UK, European Press		+31 70 377 3600
The Netherlands Press		+31 70 377 8750
Cautionary Note
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this press release "Shell", "Shell group" and "Royal Dutch Shell" are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words "we", "us" and "our" are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ''Subsidiaries'', "Shell subsidiaries" and "Shell companies" as used in this press release refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as "associated companies" or "associates" and companies in which Shell has joint control are referred to as "jointly controlled entities". In this press release, associates and jointly controlled entities are also referred to as "equity-accounted investments". The term "Shell interest" is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This press release contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'', ''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this press release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell's 20-F for the year ended December 31, 2008 (available at www.shell.com/investor http://www.shell.com/investor and www.sec.gov http://www.sec.gov/). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this press release, 11 September 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this press release.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes Name: Michiel Brandjes
Title: Company Secretary
Date: September 11, 2009